Issuer Free Writing Prospectus

Dated May 1, 2008

Filed Pursuant to Rule 433

Registration Statement No. 333-148486

COLFAX CORPORATION

Colfax Corporation (the “Company”) filed Amendment No.5 to its Registration Statement on Form S-1 (“Amendment No. 5 ”). The purpose of this Free Writing Prospectus is to summarize the principal changes to the Company’s Preliminary Prospectus dated April 23, 2008 that are reflected in the Preliminary Prospectus dated May 1, 2008 contained in Amendment No. 5. References below to “we,” “us,” “our” and “Company” are used in the manner described in the Preliminary Prospectus dated May 1, 2008.

Recent Developments

The following disclosure describes on page 10 of the Preliminary Prospectus the reason that the estimated operating income for the three months ended March 28, 2008, on an annualized basis, is significantly lower that the operating income from 2007:

Our estimated operating income includes approximately $3.4 million in legacy asbestos expense, which is comprised of $3.1 million in legal cost related to litigation against our asbestos insurers and $0.3 million in liability and defense cost related to asbestos claims. Our operating income for the year ended December 31, 2007 included a legacy asbestos gain of approximately $50.3 million, the majority of which was recognized in the fourth quarter of 2007. As a result of this gain, our operating income on an annualized basis for the three months ended March 28, 2008 is lower than our operating income for the year ended December 31, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Items Affecting Comparability of Reported Results—Legacy Asbestos (Income) Expense.”

Use of Proceeds

The following disclosure clarifies the discussion on pages 22 and 23 of the Preliminary Prospectus to (i) explain in the “Use of Proceeds” section how the initial public offering price can change the proportion of shares offered between the selling stockholders and the Company, (ii) disclose the use of proceeds in bullet-point format, (iii) provide more disclosure regarding the allocation of the estimated $22.5 million of the proceeds of this offering expected to be used to pay amounts due under previously adopted bonus plans for executive officers, (iv) disclose additional information concerning the acquisition of our preferred stock by the selling stockholders and (v) clarify that, based on the midpoint of the price range on the cover page of the Preliminary Prospectus, no proceeds are expected to be available for working capital and general corporate purposes after the offering:

We estimate that we will receive $111.3 million in net proceeds from our sale of the 7,825,947 shares of common stock sold by us in the offering (or approximately $153.3 million if the underwriters exercise their overallotment option in full). Our estimated net proceeds from the offering represent the amount we expect to receive after the underwriting discount and our payment of the other expenses of the offering payable by us. We estimate that the selling stockholders will receive $174.8 million in proceeds from their sale of 10,924,053 shares of common stock in the offering. We will not receive any proceeds from the sale of shares by the selling stockholders. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of the common stock will be $16.00, which is the midpoint of the price range set forth on the cover page of this prospectus. The total number of shares being offered by us and the selling stockholders is 18,750,000, assuming no exercise of the underwriters’ overallotment option. While the total number of shares being offered will not change, the number of shares shown as being offered by us (7,825,947) and the selling stockholders (10,924,053) is an estimate and may change based on the initial per share offering price. The estimated number of shares of common stock shown as being offered by us and the selling stockholders is based upon an assumed offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. The number of shares offered by the selling stockholders represents all of the common stock into which the preferred stock held by them will convert upon consummation of the offering. This number of shares is calculated pursuant to the conversion formula specified in our existing Amended and Restated Certificate of Incorporation. The number of shares to be sold by the selling stockholders is determined by dividing $174.8 million (the original issue price of the preferred stock) by the initial per share offering price. The number of shares being offered by us is calculated by subtracting the number of shares offered by the selling stockholders from 18,750,000, the total number of shares being offered. Our outstanding shares of preferred stock were acquired by the selling stockholders in 2003 in exchange for notes payable by us to the selling stockholders that evidenced cash advances they made to us. The aggregate original issue price of the preferred stock was equal to the principal amount of the notes plus accrued interest at the time of the exchange.

We intend to use the net proceeds of this offering as follows:

•

To pay indebtedness outstanding under our existing credit facility in the amount of approximately $38.2 million. As of December 31, 2007, we had approximately $205.3 million principal amount, along with accrued interest, outstanding under our credit facility. The weighted average interest rate at December 31, 2007 of our indebtedness under the credit facility was 7.4%. Within our credit facility, the revolving line of credit expires on May 30, 2010 and the term loan matures on December 19, 2011.

•

To pay approximately $35.1 million in declared but unpaid dividends to existing preferred stockholders. These dividends have been declared but unpaid due to the restrictions on payment of dividends contained in our credit facility.

•

To declare a dividend payable from the proceeds of this offering to preferred stockholders of record immediately prior to the consummation of this offering. This dividend will accrue from January 1, 2008 through the consummation of this offering at a rate equal to LIBOR plus 2.5% of the original purchase price of our issued and outstanding preferred stock. Assuming a closing date of May 12, 2008 for this offering, the amount of this dividend would be approximately $3.7 million. Mitchell Rales and Steven Rales, and certain entities controlled entirely by them, currently own all of our outstanding preferred stock.

•

To reimburse the selling stockholders approximately $11.8 million for the underwriting discount on the shares sold by them in this offering, which will be recognized as an expense in the quarter in which it is paid.

•

To pay approximately $22.5 million in satisfaction of amounts due, as a result of this offering, to participants in our 2001 Employee Appreciation Rights Plan and our 2006 Executive Stock Rights Plan, which are bonus plans for certain current and former executive officers. The payments to be made under these bonus plans to our named executive officers, and our other current and former executive officers as a group, are expected to be approximately as follows:

John A. Young	$3,847,310
G. Scott Faison	1,923,655
Michael K. Dwyer	1,799,741
Thomas M. O’Brien	1,721,546
Dr. Michael Matros	1,304,087
Other Current and Former Executive Officers (as a group)	11,903,661

Total	$22,500,000

The foregoing amounts do not include additional equity awards that will be granted to the above persons pursuant to our 2001 Employee Appreciation Rights Plan. See “Management—Compensation Discussion and Analysis” for additional information concerning these plans.

Based upon the midpoint of the price range set forth on the cover page of this prospectus, we do not expect to have any proceeds remaining after application of the proceeds in the manner described above. In the event we receive additional proceeds from this offering, we expect to apply such amounts to repay indebtedness outstanding under our existing credit facility. In the event we receive less proceeds in this offering than we have estimated, we expect to reduce the amount used to repay indebtedness.

Affiliates of Merrill Lynch, UBS Securities LLC and Banc of America Securities LLC, underwriters in this offering, are parties to our credit facility. The affiliates of Merrill Lynch and Banc of America Securities LLC will receive approximately $3.6 million and $1.5 million, respectively, of the proceeds used to pay a portion of the indebtedness outstanding under the Term B loan under our credit facility. See “Underwriting—Other Relationships.”

Capitalization

The following disclosure on page 25 of the Preliminary Prospectus clarifies that the presentation of capitalization on a pro forma as adjusted basis includes adjustments to retained earnings (deficit) that reflect certain expenses and tax benefits associated with the expected use of proceeds:

The following table shows, as of December 31, 2007 our capitalization:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred stock into shares of common stock upon completion of this offering based upon an assumed public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•	on a pro forma as adjusted basis to further reflect:

•

the sale of 7,825,947 shares of common stock by us in this offering at an assumed public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after the deduction of the estimated underwriting discount and offering expenses payable by us;

•	the application of the net proceeds of this offering in the manner described under “Use of Proceeds”;

•

the associated adjustments to retained earnings (deficit) to reflect (i) the expense of the write-off of deferred debt issuance costs of approximately $3.4 million and the resulting tax benefit of approximately $1.3 million, resulting from the repayment of indebtedness described under “Use of Proceeds,” (ii) the approximate $22.5 million expense for the payments to current and former executives under previously adopted compensation plans described under “Use of Proceeds” and the resulting tax benefit of approximately $8.6 million, (iii) the approximate $11.8 million expense related to the reimbursement of the selling stockholders for the underwriting discount for which there is no related tax benefit and (iv) the estimated additional preferred stock dividends of approximately $3.7 million to be declared on the effective date of this offering.

The share data in the table below are based on shares outstanding as of December 31, 2007. The number of outstanding shares as of that date excludes up to 6,500,000 shares of common stock reserved for future issuance under our 2008 omnibus incentive plan.

You should read this table in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	December 31, 2007
(in thousands, except per share data)	Actual	Pro Forma	Pro Forma, As Adjusted
Total debt, including current portion	$206,493	$206,493	$168,367

Shareholders’ equity (deficit): Preferred stock, undesignated, $0.001 par value per share; 256,785 shares authorized; 174,784.828 shares issued and outstanding actual, 0 shares issued and outstanding pro forma and pro forma as adjusted	1	—	—
Common stock, $0.001 par value per share; 200,000,000 shares authorized actual, shares authorized pro forma and pro forma as adjusted; 21,885,929 shares issued and outstanding actual, 32,809,982 shares issued and outstanding pro forma and 40,635,929 shares issued and outstanding pro forma as adjusted	22	33	41
Additional paid-in capital	201,660	201,650	312,905
Retained earnings (deficit)	(109,238)	(109,238)	(140,862)
Accumulated other comprehensive loss	(39,394)	(39,394)	(39,394)

Total shareholders’ equity (deficit)	53,051	53,051	132,690

Total capitalization	$259,544	$259,544	$301,057

Dilution

The following disclosure on pages 26 and 27 of the Preliminary Prospectus clarifies the total consideration paid and average price per share paid by existing stockholders (including the amount paid by the holders of the preferred stock that will be converted into common stock upon the consummation of this offering) and the average price per share to be paid by new investors purchasing common stock in this offering, based on the midpoint of the price range on the cover page of the Preliminary Prospectus:

The following table summarizes as of December 31, 2007, after giving effect to the conversion of all outstanding shares of convertible preferred stock into an aggregate of 10,924,053 shares of common stock upon the closing of this offering, the number of shares of common stock purchased, the total consideration paid and the average price per share paid, or to be paid, by existing stockholders (including the selling stockholders) and by new investors purchasing common stock in this offering. The calculation below is based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deduction of estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders
Existing common stockholders	21,885,929	42.4%	$26,898,172		5.4%	$1.23
Existing preferred stockholders	10,924,053	21.2	174,784,828	(1)	34.8	16.00
New investors	18,750,000	36.4	300,000,000		59.8	16.00

Total	51,559,982	100%	$501,683,000		100%

(1)	The preferred stock was acquired by the selling stockholders in 2003 in exchange for notes payable by us to the selling stockholders that evidenced cash advances they made to us. The aggregate original issue price of the preferred stock was equal to the principal amount of the notes plus accrued interest at the time of the exchange.

The following disclosure on page 27 of the Preliminary Prospectus clarifies the number of shares of restricted stock and common stock underlying options that will be granted to officers and directors upon the consummation of this offering:

Our board of directors has approved a series of grants of equity awards to be made to certain of our director nominees and current and former executive officers upon the effectiveness of this offering. The number of shares of our common stock subject to such grants, as described below, is estimated based upon an assumed initial offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and may change depending on the actual initial public offering price.

Specifically, upon effectiveness of this offering, our non-employee director nominees will receive an aggregate of 37,500 restricted stock units pursuant to our 2008 omnibus incentive plan. These awards will vest in three equal installments beginning on the first anniversary of the date of grant. For additional information concerning these awards, see “Management—Board Compensation.” In addition, our board of directors has approved grants of fully-vested restricted stock to current and former employees pursuant to the terms of our 2001 Employee Appreciation Rights Plan. An aggregate of 593,659 shares of restricted stock will be granted pursuant to this plan. For additional information concerning these grants and our 2001 Employee Appreciation Rights Plan, see “Management—Compensation Discussion and Analysis.” Our board of directors has also approved grants of stock options and performance-based restricted stock units to certain of our executive officers pursuant to our 2008 omnibus incentive plan. Our executive officers will receive an aggregate of 201,172 options to purchase common stock. These stock options will vest in three equal installments beginning on the first anniversary of the date of grant. These executive officers will also receive an aggregate of 80,469 restricted stock units which will be earned, if at all, based on our earnings per share growth performance over a three-year period. If earned, the restricted stock units will be subject to an additional two-year vesting period, based on continued service. For additional information concerning these stock option and restricted stock unit grants, see “Management—Compensation Discussion and Analysis.”

Adoption of 2008 Omnibus Incentive Plan

The following disclosure on pages 75 and 76 of the Preliminary Prospectus clarifies that the determination of the number of shares of restricted stock and common stock underlying options that will be granted to officers and directors upon the consummation of this offering will be based on the initial public offering price. In addition, this disclosure explains that the aggregate grant value listed in the table on page 75 of the Preliminary Prospectus represents the notional value of the equity awards used by the Board of Directors to calculate the number of shares of restricted stock and common stock underlying options that will be granted to officers and directors upon the consummation of this offering; and that the fair value of such awards for accounting purposes may be different:

Upon the effectiveness of this offering, the board of directors has approved the grant of stock options and performance-based restricted stock units under the 2008 Omnibus Incentive Plan to each of the named executive officers with an aggregate value as follows:

Aggregate Value ($)
Mr. Young	900,000
Mr. Faison	275,000
Mr. Dwyer	200,000
Mr. O’Brien	200,000
Dr. Matros	200,000

The value of each officer’s award, as set forth above, was determined by the board in its collective experience and business judgment and does not represent the fair value of the awards, which will be determined in accordance with SFAS 123(R). The board approved these grants in recognition of each officer’s dedication and efforts in completing this offering, as well as to incentivize each officer to continue their efforts in our early stages as a public company. As discussed below, each officer’s equity award will be granted 50% in stock options and 50% in performance-based restricted stock units. The board chose to divide this initial equity grant equally between options and performance-based restricted stock units as it desired to emphasize both retention and increased performance among the executives, as discussed below. In addition, the board believes that stock options are inherently performance-based as the options will only increase in value if the price of our common stock increases in the future.

As stated above, the equity awards will be effective on the effective date of this offering. Each executive will receive 50% of his award in the form of stock options and 50% of the award in the form of performance-based restricted stock units in accordance with a formula approved by the board of directors which is based on the initial public offering price per share. For stock options, the actual number of stock options to be granted to each executive will be determined by dividing 50% of the value above (for example, for Mr. Young, $450,000) by 40% of the initial public offering price per share. Forty percent approximates the value of the award based on the Black Scholes option-pricing model. While this formula determines the number of options that will be subject to the executive’s option grant, in each case the exercise price for the stock option will equal 100% of the initial public offering price. For restricted stock, the actual number of shares of restricted stock to be granted to each executive will be determined by dividing 50% of the value above (for example, for Mr. Young, $450,000) by the initial public offering price per share. Thus, based on $16.00 per share initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, Mr. Young’s equity awards would be determined as follows: an option to purchase 70,313 shares ($450,000 divided by 6.4 (which is equal to 40% of the assumed initial public offering price) with an exercise price of $16.00, and 28,125 restricted stock units ($450,000 divided by $16.00).

Critical Accounting Estimates:

The following disclosure address the critical accounting estimates expected to be used by the Company in connection with determining the fair value of the equity awards expected to be granted upon the consummation of this offering:

Stock Based Compensation

Upon effectiveness of this offering, our board of directors will grant shares of restricted stock, stock options and restricted stock units (“RSUs”) pursuant to our 2001 Employee Executive Stock Rights Plan and our 2008 omnibus incentive plan (“the Grants”) to certain current and former executive officers, our non-employee director nominees and certain of our employees. The exact number of shares subject to each Grant will be dependent on the initial public offering price. We will account for the Grants as stock-based compensation under Financial Accounting Standards Board Statement No. 123R, Share-Based Compensation (SFAS 123R), which requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period or vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. We have equity incentive plans to encourage employees and non-employee directors to remain with us and to more closely align their interests with those of our shareholders.

We will use the initial public offering price as the fair value of the Grants that are shares of restricted stock or RSUs for the purpose of determining stock-based compensation expense for those awards. For all other Grants and for all future issuances, we expect to estimate the fair value of our stock-based awards on the date of grant using the Black-Scholes option-pricing model. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. One key input into the model is the fair value of our common stock on the date of grant. For the Grants that are not fully vested at the effectiveness of the offering, the fair value of our common stock for this purpose will be the initial public offering price. Other key variables in the Black-Scholes option-pricing model include the expected volatility of our common stock price, the expected term of the award and the risk-free interest rate. In addition, under SFAS 123R, we are required to estimate forfeitures of unvested awards when recognizing compensation expense.

We cannot predict with certainty the impact of stock-compensation expense to be recognized in accordance with SFAS No. 123(R) at this time because it will depend significantly on the levels of share-based payments we grant in the future. However, based on grants we expect to make at the effective time of this offering as described above, based on an assumed offering price of $16.00 per share, the mid-point of the price range as set forth on the cover page of this prospectus, a stock price volatility of 32.35%, an expected option life of six years, a risk-free interest rate of 4.64% and a 0% expected dividend yield, we estimate that we would record stock-based compensation expense of approximately $11.1 million, $2.3 million and $2.0 million for the years ended December 31, 2008, 2009 and 2010, respectively. This amount is not necessarily reflective of the actual amount that we will record in these years because it does not include the effect of any awards we may grant after the effectiveness of the offering. The actual amount of stock-based compensation expense we record in any fiscal period will be dependent on a number of factors, including the number of shares subject to the stock awards issued, the fair value of our common stock at the time of issuance and the expected volatility of our stock price over time.

Colfax Corporation, the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling us at (804) 560-4070, Merrill Lynch & Co. at 1-212-449-1000, Lehman Brothers at 1-888-603-5847, or UBS Investment Bank at 1-888-827-7275.

Please either click on, or copy and paste, the following link into your internet browser to open the current prospectus, which is located at: http://www.sec.gov/Archives/edgar/data/1420800/000119312508098023/ds1a.htm